FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                         For the month of November 2002

                           HOLMES FINANCING (No 1) PLC
                             HOLMES FUNDING LIMITED
                             HOLMES TRUSTEES LIMITED

                 (Translation of registrant's name into English)

                 Abbey National House, 2 Triton Square, Regent's
                         Place, London NW1 3AN, England
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes . . . . . . . No . . .X. . . .

Holmes Financing (No. 1) PLC
 Profit & Loss Account
 Period ended 15 October 2002

                                               This Quarter     Prior Quarter
                                                (pound)'000       (pound)'000

 Interest receivable - Inter-company loan          24,747            24,972

                                               -------------------------------
Interest receivable - Cash deposits                24,747            24,972

 Interest payable - Notes                        (24,747)          (24,972)
 Interest payable                                      -                 -
                                               -------------------------------
                                                   (24,747)        (24,972)

                                               -------------------------------
 Net operating income                                     -               -
 Other income                                            43              55
 Operating expenses                                    (43)            (45)

                                               -------------------------------
 Profit on ordinary activities before taxation           -              10

 Taxation                                                -               -

                                               -------------------------------
 Profit on ordinary activities after taxation            -              10

 Dividend                                                -               -

 Retained profit brought forward                        35              25

                                               -------------------------------
 Retained profit carried forward                        35              35
                                               ===============================

 Holmes Financing (No. 1) PLC
 Balance Sheet
 Period ended 15 October 2002

                                                                   (pound)'000

 Fixed asset investments
 Loans to Funding                                                    2,256,000

 Current assets                                          89
 Sundry debtors                                          21

                                             ------------------
 Cash at bank                                           110
                                             ------------------

 Creditors: Amounts falling due
 within one year                                         63
                                             ------------------
 Sundry creditors                                        63
                                             ------------------




 Net current assets                                                         47
                                                              ----------------
 Total assets less current liabilities                               2,256,047
                                                              ================

 Creditors: Amounts falling due after
  more than  one year
 Amounts due to noteholders                                          2,256,000
                                                              ----------------
 Net assets                                                                 47
                                                              ================

 Capital and reserves                                                      12
 Share capital                                                             35
                                                              ----------------
 Reserves                                                                  47
                                                              ================

Holmes Financing (No. 1) PLC
 Notes Outstanding
 Period ended 15 October 2002

                                  Series 1 Class A   Series 2 Class A    Series 3 Class A1    Series 3 Class A2  Series 4 Class A


 Moody's current rating                        Aaa                Aaa                  Aaa                  Aaa               Aaa
 S&P current rating                            AAA                AAA                  AAA                  AAA               AAA
 Fitch Ratings current rating                  AAA                AAA                  AAA                  AAA               AAA

                                  Series 1 Class B   Series 2 Class B                          Series 3 Class B  Series 4 Class B

 Moody's current rating                         Aa                 Aa                                        Aa               Aaa
 S&P current rating                             AA                 AA                                        AA               AAA
 Fitch Ratings current rating                   AA                 AA                                        AA               AAA

                                  Series 1 Class C    Series 2 Class C    Series 3 Class C                       Series 4 Class C

 Moody's current rating                        Aaa                Aaa                  Aaa                                    Aaa
 S&P current rating                            AAA                AAA                  AAA                                    AAA
 Fitch Ratings current rating                  AAA                AAA                  AAA                                    AAA

                                  Series 1 Class A   Series 2 Class A    Series 3 Class A1    Series 3 Class A2  Series 4 Class A
                                                 $                  $              (pound)               (euro)           (pound)
 Initial note balance                  900,000,000        975,000,000          375,000,000          320,000,000       250,000,000
 Previous quarter's note
 principal                             900,000,000        975,000,000          375,000,000          320,000,000       250,000,000
 Note redemptions                                -                  -                    -                    -                 -
 Outstanding note principal            900,000,000        975,000,000          375,000,000          320,000,000       250,000,000

                                  Series 1 Class B   Series 2 Class B                         Series 3 Class B   Series 4 Class B
                                                 $                  $                                  (pound)            (pound)
 Initial note balance                   31,500,000         34,500,000                               24,000,000         11,000,000
 Previous quarter's note
 principal                              31,500,000         34,500,000                               24,000,000         11,000,000
 Note redemptions                                -                  -                                        -                  -
 Outstanding note principal             31,500,000         34,500,000                               24,000,000         11,000,000

                                  Series 1 Class C   Series 2 Class C     Series 3 Class C                       Series 4 Class C
                                                 $                  $              (pound)                                (pound)
 Initial note balance                   42,000,000         45,000,000           30,000,000                             14,000,000
 Previous quarter's note
 principal                              42,000,000         45,000,000           30,000,000                             14,000,000
 Note redemptions                                -                  -                    -                                      -
 Outstanding note principal             42,000,000         45,000,000           30,000,000                             14,000,000

                                  Series 1 Class A   Series 2 Class A    Series 3 Class A1    Series 3 Class A2  Series 4 Class A
 Note interest margins
                                                14                 19                   26                   26               N/A
 Step up dates                                 N/A                N/A                  N/A                  N/A       16/07/2010
 Step up margins                               N/A                N/A                  N/A                  N/A              125

                                  Series 1 Class B   Series 2 Class B                          Series 3 Class B  Series 4 Class B
 Note interest margins                          38                 41                                        45                62
 Step up dates                          16/07/2010         16/07/2010                                16/07/2010        16/07/2010
 Step up margins                               138                141                                       145               162

                                  Series 1 Class C   Series 2 Class C     Series 3 Class C                       Series 4 Class C

 Note interest margins                         103                115                  160                                    175
 Step up dates                          16/07/2010         16/07/2010           16/07/2010                             16/07/2010
 Step up margins                               203                215                  260                                    275


 Interest payment cycle           Quarterly
 Interest payment date            15th or next business day
 Next interest payment date       15/01/2003

 Liquidity facility limit        (pound) 25,000,000
 Liquidity facility drawn        Nil
 Liquidity facility available    (pound) 25,000,000

Holmes Trustees Limited
 Profit & Loss Account
 Period ended 15 October 2002

                                                 This Quarter      Prior Quarter
                                                  (pound)'000        (pound)'000

 Interest receivable - Mortgages                      255,177            262,046
 Interest receivable - Cash Deposits                    3,123              2,980
                                              ----------------------------------

                                                      258,300            265,026

 Interest payable - Mortgages                       (255,177)          (262,046)
 Interest payable - Cash Deposits                     (3,123)            (2,980)
                                              ----------------------------------
                                                    (258,300)          (265,026)
                                              ----------------------------------
 Net operating income                                       -                  -

 Fees receivable                                        3,169              3,109
 Fees payable                                         (3,169)            (3,109)

 Operating expenses                                   (3,318)            (3,659)
 Provision charges                                         32            (1,631)
 Other income                                           3,286              5,290
                                              ----------------------------------
 Profit on ordinary activities before taxation              -                  -
 Taxation                                                   -                  -
                                              ----------------------------------
 Profit on ordinary activities after taxation               -                  -

 Dividend                                                   -                  -

 Retained profit brought forward                            -                  -
                                              ----------------------------------
 Retained profit carried forward                            -                  -
                                              ==================================

 Holmes Trustees Limited
 Balance Sheet
 Period ended 15 October 2002

                                                                 (pound)'000

 Fixed asset investments
 Mortgage loans secured on
 residential property                                             18,519,449

 Current assets                                       603
 Bank interest receivable                         160,584
 Cash at bank                                       8,957
 Other debtors                                     47,259
                                          ------------------
 Amounts due from Funding                         217,403
                                          ------------------



 Creditors: Amounts falling due
 within one year
 Amounts due to Seller                          (217,377)
 Sundry creditors                                    (26)
                                          ------------------
                                                (217,403)
                                          ------------------

 Net current assets
                                                                           -
                                                            -----------------
 Total assets less current liabilities                            18,519,449

 Creditors: Amounts falling after more
 than one year
 Seller share of mortgage loans                                  (8,017,916)
 Funding share of mortgage loans                                (10,501,533)

                                                            -----------------
 Net assets                                                               -
                                                            =================

 Capital and reserves
 Share capital ((pound)2)                                                  0
 Reserves                                                                  0
                                                            -----------------
                                                                           0
                                                            =================

Holmes Funding Limited
 Profit & Loss Account
 Period ended 15 October 2002

                                              This Quarter     Prior Quarter
                                               (pound)'000       (pound)'000

 Interest receivable - Mortgages
                                                   128,128           145,262
 Interest receivable - Cash Deposits                 5,335             9,719
                                           ----------------------------------
                                                   133,463           154,981

 Interest payable - Inter-company loans          (120,641)         (132,756)
 Interest payable - Start up loans                   (662)             (656)
                                           ----------------------------------
                                                 (121,303)         (133,412)
                                           ----------------------------------
 Net operating income                               12,160            21,569

 Other income                                        3,630             3,926

 Operating expenses                                (5,005)           (6,111)
 Deferred consideration                           (10,742)          (20,592)
                                           ----------------------------------
 Profit/(loss) on ordinary activities
 before taxation                                        43           (1,209)

 Taxation                                              (4)               (7)

                                           ----------------------------------
 Profit/(loss) on ordinary activities
 after taxation                                         39           (1,216)

 Dividend                                                -                 -

 Retained profit/(loss) brought forward            (4,079)           (2,862)
                                           ----------------------------------
 Retained profit/(loss) carried forward            (4,040)           (4,079)
                                           ==================================

 Holmes Funding Limited
 Balance Sheet
 Period ended 15 October 2002

                                                                   (pound)'000
 Fixed asset investments
 Beneficial interest in Trust
mortgage portfolio                                                  10,501,533

 Current assets
 Deferred expenditure (costs of securing)          23,383
 Cash at bank:
      Reserve funding                             185,000
      Transaction account                           2,148
      Funding GIC account                          57,992
                                             ---------------
                                                  268,523
                                             ---------------

 Creditors: Amounts falling
 due within one year
 Deferred consideration creditor                  108,573
 Interest payable accrual                           4,908
 Amounts due to Trustee                            47,259
 Sundry creditors                                     932
 Taxation                                              16
                                             ---------------

                                                  161,688
                                             ---------------

 Net current assets                                                    106,835
                                                                --------------
 Total assets less current liabilities                              10,608,368

 Creditors: Amounts falling due after
 more than one year
 Inter-company loans                                              (10,556,058)
 Start up loans                                                       (56,350)
                                                                --------------
 Net assets                                                            (4,040)
                                                                ==============

 Capital and reserves                                                       -
 Share capital ((pound)2)                                              (4,040)
                                                                --------------
 Reserves                                                              (4,040)
                                                                ==============

 Holmes Funding Limited
 First Issuer Notes to Balance Sheet
 Period ended 15 October 2002

                                                   (pound)'000

 Balance on cash accumulation ledger                       Nil
                                              ================

 Available credit enhancement

 First reserve fund at closing                         185,000
                                              ----------------

 Initial closing first reserve funds
                                                       185,000
 Drawings to make bullet repayment                           -
 Other drawings                                              -
 Transfers from revenue receipts                             -
                                            ------------------
 Closing first reserve balance                         185,000
                                            ------------------

 Target first reserve funds                           185,000
                                            ==================


 Principal deficiency ledger             AAA                AA               BBB

 Opening PDL balance                     Nil               Nil               Nil
 Losses this quarter                       -                 -                 -
 PDL top up from revenue income            -                 -                 -
                                     -------------------------  ----------------
 Closing PDL balance                     Nil               Nil               Nil
                                     =========================  ================


 Start up loan outstanding

 Initial balance
                                                        56,350
                                              ----------------

 Initial closing outstanding                            13,000
 Second start up loan                                   13,250
 Third start up loan                                    17,500
 Fourth start up loan                                    7,500
 Fifth start up loan                                     5,100
 Accrued interest                                        4,908
 Repayments made                                             -
                                            ------------------
 Closing balance                                        61,258
                                            ==================


 Funding Liquidity facility

 Liquidity facility limit                               25,000
 Liquidity facility drawn                                    -
 Liquidity facility available                           25,000

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     HOLMES FINANCING (No 1) PLC


         Dated: 11th November 2002                   By /s/  Peter Lott
                                                        ----------------------
                                                        (Authorised Signatory)